UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 4, 2021 (February 25, 2021)

(Date of earliest event reported)

20/20 GENESYSTEMS, INC.

(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●	Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

●	Series C Preferred Stock and Common Stock into which the Series C Preferred Stock may be converted

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On February 4, 2021, 20/20 GeneSystems, Inc. (the “Company”) entered into a Quotation Agreement with StartEngine Primary, LLC (“Primary”), pursuant to which the Company’s Common Stock is designated as trading on the Alternative Trading System operated by Primary under the name “StartEngine Secondary” (the Secondary Market”). Pursuant to the Quotation Agreement, the Company has agreed to pay a non-refundable application fee of $10,000, payable 12 months after trading on Secondary Market commences, and non-refundable annual quotation fees of $10,000, due each year that its shares trade on Secondary Market for at least two (2) months. Each of the Company and Primary have agreed to indemnify the other from and against any and all losses, claims, damages or liabilities as incurred (including reasonable legal fees or other out-of-pocket expenses and costs of investigation and preparation) to which it may become subject and which are related to or which have arisen under or in connection with the failure to comply with the terms and conditions of the Quotation Agreement.

A copy of the Quotation Agreement is attached as Exhibit 6.1 to this Current Report on Form 1-U.

EXHIBITS

Exhibit No.	Description

6.1	Quotation Agreement dated February 4, 2021, by and between 20/20 GeneSystems, Inc. and StartEngine Primary, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

20/20 GENESYSTEMS, INC.
a Delaware corporation

By:	/s/ Jonathan Cohen
Name:	Jonathan Cohen
Its:	Chief Executive Officer
Date:	February 25, 2021

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